Exhibit 99.1

Opera Reports Both Revenue and Adjusted EBITDA Above Guidance in its Third Quarter 2023 Results

11th consecutive quarter of 20+% revenue growth, exceeding the high end of previously issued guidance on both revenue and adjusted EBITDA

Delivered $103 million quarterly revenue, with adjusted EBITDA margin of 23%

Raises both revenue and adjusted EBITDA guidance above the previous ranges

Returned $53 million to its shareholders through dividend and share repurchases in the quarter

OSLO, Norway, October 26, 2023 /PRNewswire/ – Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, announced its unaudited financial results for the quarter ended September 30, 2023.

Third Quarter and Nine Months 2023 Financial Highlights

	Three Months Ended September 30,		Year-over-	Nine Months Ended September 30,		Year-over-
(In thousands, except percentages and per share amounts, unaudited)	2022	2023	year % change	2022	2023	year % change
Revenue	$85,347	$102,639	20%	$234,765	$283,824	21%

Net income (loss)	$9,384	$16,836	79%	$(5,887)	$45,851	NM
Margin	11.0%	16.4%		(2.5)%	16.2%

Adjusted EBITDA (1)	$21,382	$23,752	11%	$45,300	$65,955	46%
Margin	25.1%	23.1%		19.3%	23.2%

Diluted earnings per ADS (2)	$0.08	$0.18	131%	$(0.05)	$0.50	NM

Free cash flow from operations (1)	$15,031	$13,418	(11)%	$22,567	$49,951	121%

(1) See "Non-IFRS Financial Measures" and "Reconciliations of Non-IFRS Financial Measures" sections below for explanations and reconciliations of non-IFRS financial measures.
(2) Opera Limited has American depositary shares (ADSs) listed on the Nasdaq Global Select Market, each representing two ordinary shares in the company.

“With the best product portfolio in our company's history, we were able to generate record revenue of $102.6 million and adjusted EBITDA of $23.8 million, both well ahead of the top end of our guidance ranges, and setting us up for a continued strong trajectory,” said co-CEO Lin Song.

“Our strong quarterly results are fueled by our operational execution. During the third quarter, Opera GX reached a new record of 26 million MAUs, our user base continued growing among high-ARPU users, and we kept expanding the number of people that have access to Aria, our browser AI. Across our products, we maintain a high pace of innovation to deliver the best possible browsing experience to our users,” continued Mr. Song.

Third Quarter and Recent Business Highlights

●

Advertising revenue grew 24% year-over-year, and now constitutes 59% of total revenue. This revenue category benefits from both our browser monetization trajectory as well as the expansion of our Opera Ads platform.

●	Search revenue grew 15% year-over-year. The growth in search revenue continues to be driven by our focus on users with the highest monetization potential in Western markets.
●	Opera had 311 million monthly active users (MAUs) in the third quarter of 2023, with user growth in North America and Europe being offset by reductions in low-ARPU user numbers in emerging markets.
●	In the third quarter of 2023, annualized ARPU was $1.31, an increase of 24% versus the third quarter of 2022.
●	The Opera GX gaming browser had 26.1 million MAUs across PC and mobile in the quarter, up 10% from 23.7 million in the second quarter.
●	Paid our first recurring semi-annual dividend of $0.40 per ADS in July, and repurchased 1.2 million ADS at a cost of $17.2 million during the third quarter.

Business Outlook

“We are excited about the momentum in our business, and how our strategy enables the combination of both revenue scaling and healthy profitability that directly benefits our shareholders through a recurring dividend program and share repurchases. Our year-over-year growth rates were strongest at the end of the quarter, translating to a solidified trajectory as we look to the fourth quarter and a significant upwards revision of our guidance for the year,” said Frode Jacobsen, CFO.

For the full year of 2023, Opera is raising its revenue guidance to be $394 - 397 million, up from the previously issued $380 - 390 million. We guide adjusted EBITDA to be $88 - 90 million, or a 23% margin at the midpoints, up from $80 - 84 million.

For the fourth quarter, we guide revenue of $110 - 113 million or 16% year-over-year growth at the midpoint, up from $102 - 109 million implied in our prior guidance. Adjusted EBITDA is guided to be $22 - 24 million, or a 21% margin at the midpoint, up from $19.3 - 21.3 implied in our prior guidance.

Third Quarter 2023 Financial Results

All comparisons in this section are relative to the third quarter of 2022 unless otherwise stated.

Revenue increased by 20% to $102.6 million.

●	Advertising revenue increased by 24% to $60.8 million.
●	Search revenue increased by 15% to $40.8 million.
●	Technology licensing and other revenue was $1.0 million.

Operating expenses increased by 25% to $86.6 million.

●	Combined technology and platform fees, content cost and cost of inventory sold were $25.2 million, or 25% of revenue.
●

Personnel expenses, including share-based remuneration, were $20.7 million. This expense consists of cash-based compensation expense of $17.5 million, an 8% increase year-over-year, and share-based remuneration expense of $3.2 million. Share-based remuneration includes grants made by Opera’s majority shareholder, which represents an expense in the P&L even though Opera has no obligation in connection with these grants, and they do not represent dilution for Opera’s shareholders.

●	Marketing and distribution expenses were $28.4 million, an increase of 9%.
●	Depreciation and amortization expenses were $3.2 million, a 7% decrease.
●

The quarter included impairment expense of $0.6 million related to a non-core intangible asset, and non-recurring expenses of $0.7 million related to the filing of an F-3 registration statement and the secondary offering conducted in September.

●

Other operating expenses were $7.7 million, a 28% increase which includes elevated professional services fees in connection with Opera’s strengthening of its framework for internal controls over financial reporting.

Operating profit was $16.1 million, representing a 16% margin, compared to an operating profit of $16.2 million in the third quarter of 2022.

Net finance income was $1.0 million, inclusive of interest income on bank deposits and time-value changes of our Star X receivable, compared to a net finance expense of $1.6 million in the third quarter of 2022.

Income tax expense was $0.2 million, compared to $5.2 million in the third quarter of 2022, benefiting from the recognition of a deferred tax asset relating to prior share based remuneration expenses, which reduces future tax payments.

Net income was $16.8 million, representing a 16% margin, compared to net income of $9.4 million in the third quarter of 2022.

Basic earnings per ADS was $0.19 in the third quarter of 2023, compared to basic earnings per ADS of $0.08 in the third quarter of 2022. In the third quarter of 2023, the weighted average number of ordinary shares outstanding was 179.3 million, corresponding to 89.65 million ADSs.

Adjusted EBITDA was $23.8 million, representing a 23% margin, compared to adjusted EBITDA of $21.4 million in the third quarter of 2022.

Free cash flow from operations was $13.4 million, compared to $15.0 million in the third quarter of 2022. The revenue strength within the quarter, combined with a relatively stable level of marketing spend, translated to a $6.7 million working capital increase within the quarter. Year-to-date, free cash flow from operations totaled $50.0 million, compared to $22.6 million in the first three quarters of 2022.

We have posted Opera’s unaudited financial results by quarter since 2019 at https://investor.opera.com/financial-information/quarterly-results.

Conference Call

Opera’s management will host a conference call to discuss the third quarter 2023 financial results on Thursday, October 26th at 8:00 am Eastern Time (EDT). Listeners may access the call by dialing the following numbers:

United States: +1 800-895-3361

China: +10-800-714-1507 or +10-800-140-1382

Hong Kong: +80-090-1494

Norway: +47 80-01-3780

United Kingdom: +44 0-808-101-1183

International: +1 785-424-1062

Confirmation Code: OPRAQ323

A live webcast of the conference call will be posted at https://investor.opera.com.

We will be tweeting highlights from our prepared remarks. Please follow along on Twitter/X, @InvestorOpera.

Non-IFRS Financial Measures

We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, net income (loss), net cash flow from operating activities and other financial measures under IFRS, we use adjusted EBITDA and, starting from 2023, free cash flow from operations, which are described below, to evaluate our business. We use these non-IFRS financial measures for financial and operational decision-making and as means to evaluate period-to-period comparisons. While these non-IFRS financial measures should not be considered substitutes for, or superior to, the financial information prepared and presented in accordance with IFRS, we believe that adjusted EBITDA provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of recurring core business operating results, and that free cash flow from operations provides useful information regarding how cash provided by operating activities compares to the investments required to maintain and grow our business.

We believe these non-IFRS financial measures are useful to investors both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (2) they are used by our institutional investors and the analyst community to help them analyze the health of our business. Accordingly, we believe that these non-IFRS financial measures provide useful information to investors and others in understanding and evaluating our operating results and liquidity in the same manner as our management team and Board of Directors. Our calculation of these non-IFRS financial measures may differ from similarly-titled non-IFRS measures, if any, reported by our peers. In addition, our non-IFRS financial measures may be limited in their usefulness because they do not present the full economic effect of expenses and cash flows mentioned below. We compensate for these limitations by providing a reconciliation of our non-IFRS financial measures to the most closely related IFRS financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view adjusted EBITDA and free cash flow from operations in conjunction with net income (loss) and net cash flow from operating activities.

We define adjusted EBITDA as net income (loss) excluding (i) profit (loss) from discontinued operations, (ii) income tax (expense) benefit, (iii) net finance income (expense), (iv) share of net income (loss) of equity-accounted investees, (v) impairment of equity-accounted investees, (vi) fair value gain (loss) on investments, (vii) depreciation and amortization, (viii) impairment of non-financial assets, (ix) share-based remuneration, including related social security costs, (x) non-recurring expenses, and (xi) other operating income.

We define free cash flow from operations as net cash flows from (used in) operating activities less (i) purchases of fixed and intangible assets, (ii) development expenditure and (iii) payment of lease liabilities.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “seek,” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of international conflicts, such as the war in Ukraine, and related economic sanctions, as well as resulting changes in consumer behaviors; the outcome of regulatory processes or litigation; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company’s expectations regarding demand for and market acceptance of its brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; changes in consumer behavior, for example from increased adoption of AI powered services; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which the Company has business. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across all devices. Hundreds of millions use the Opera web browsers for their unique and secure features on their mobile phones and desktop computers. Founded in 1995, and headquartered in Oslo, Norway, Opera is a public company listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download the Opera web browser and access other Opera products from opera.com. Learn more about Opera at investor.opera.com and on X @InvestorOpera.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com

Opera Limited
Consolidated Statement of Operations
(In thousands, except number of shares which are reflected in millions and per share amounts, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2023	2022	2023
Revenue	$85,347	$102,639	$234,765	$283,824
Other operating income	80	8	322	188
Operating expenses:
Technology and platform fees	(1,037)	(736)	(3,321)	(2,691)
Content cost	(841)	(1,181)	(2,944)	(3,164)
Cost of inventory sold	(13,868)	(23,332)	(29,372)	(58,855)
Personnel expenses including share-based remuneration	(17,994)	(20,710)	(53,493)	(62,133)
Marketing and distribution expenses	(26,005)	(28,406)	(85,429)	(79,799)
Credit loss expense	(299)	(192)	(410)	(2,638)
Depreciation and amortization	(3,438)	(3,205)	(10,449)	(9,940)
Impairment of non-financial assets	-	(565)	-	(565)
Non-recurring expenses	-	(689)	(1,208)	(689)
Other operating expenses	(5,770)	(7,552)	(19,703)	(20,974)
Total operating expenses	(69,252)	(86,569)	(206,329)	(241,449)
Operating profit (loss)	16,175	16,078	28,758	42,563
Share of net loss of equity-accounted investees	-	-	(6)	-
Net finance income (expense):
Finance income	2,545	1,154	4,982	7,877
Finance expense	(4,747)	(92)	(30,035)	(545)
Net foreign exchange gain (loss)	578	(86)	(70)	590
Net finance income (expense)	(1,624)	976	(25,122)	7,922
Profit (loss) before income taxes	14,551	17,054	3,629	50,485
Income tax (expense) benefit	(5,167)	(218)	(9,516)	(4,635)
Net income (loss) attributable to owners of the parent	$9,384	$16,836	$(5,887)	$45,851

Weighted-average number of shares outstanding:
Basic, ADS equivalent	113.68	89.65	114.74	89.78
Diluted, ADS equivalent	113.97	91.21	114.74	91.31
Basic, ordinary shares	227.35	179.31	229.48	179.55
Diluted, ordinary shares	227.94	182.43	229.48	182.62

Earnings per ADS and per ordinary share:
Basic earnings per ADS	$0.08	$0.19	$(0.05)	$0.51
Diluted earnings per ADS	$0.08	$0.18	$(0.05)	$0.50
Basic earnings per ordinary share	$0.04	$0.09	$(0.03)	$0.26
Diluted earnings per ordinary share	$0.04	$0.09	$(0.03)	$0.25

Opera Limited
Consolidated Statement of Comprehensive Income
(In thousands, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2023	2022	2023
Net income (loss)	$9,384	$16,836	$(5,887)	$45,851
Other comprehensive income (loss):
Items that may be reclassified to the statement of operations in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(2,412)	(962)	(5,253)	(2,129)
Reclassification of share of other comprehensive income (loss) of equity-accounted investees	-	-	708	-
Other comprehensive income (loss)	(2,412)	(962)	(4,545)	(2,129)
Total comprehensive income (loss) attributable to owners of the parent	$6,973	$15,874	$(10,431)	$43,721

Opera Limited
Consolidated Statement of Financial Position
(In thousands, unaudited)

	As of December 31,	As of September 30,
	2022	2023
Assets:
Property and equipment	$14,623	$14,565
Intangible assets	99,983	97,769
Goodwill	429,445	429,509
Non-current receivables from sale of investments	76,305	-
Non-current investments and financial assets	2,643	2,530
Deferred tax assets	1,473	1,708
Total non-current assets	624,473	546,081

Trade receivables	57,923	60,070
Current receivables from sale of investments	56,347	32,449
Other current receivables	17,247	5,167
Prepayments	3,932	10,226
Marketable securities	66,250	-
Cash and cash equivalents	52,414	83,505
Total cash, cash equivalents, and marketable securities	118,664	83,505
Assets held for sale	86,100	163,462
Total current assets	340,213	354,879
Total assets	$964,686	$900,959

Equity:
Share capital	$18	$18
Other paid in capital	824,832	824,832
Treasury shares	(206,514)	(225,814)
Retained earnings	273,262	225,937
Foreign currency translation reserve	(3,385)	(5,515)
Total equity attributable to owners of the parent	888,213	819,458

Liabilities:
Non-current lease liabilities and other loans	4,723	5,594
Deferred tax liabilities	7,352	232
Other non-current liabilities	68	67
Total non-current liabilities	12,143	5,893

Trade and other payables	46,937	46,835
Deferred revenue	995	3,188
Current lease liabilities and other loans	3,112	2,888
Income tax payable	1,133	10,374
Other current liabilities	12,152	12,323
Total current liabilities	64,330	75,608
Total liabilities	76,472	81,501
Total equity and liabilities	$964,686	$900,959

Opera Limited
Consolidated Statement of Changes in Equity
(In thousands, except number of shares, unaudited)

For the nine months ended September 30, 2022:

	Number of shares outstanding		Equity attributable to owners of the parent
	Ordinary shares	ADS equivalent	Share capital	Other paid in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity
As of January 1, 2022	230,291,732	115,145,866	$24	$824,832	$(60,453)	$249,155	$(520)	$1,013,039
Net income (loss)	-	-	-	-	-	(5,887)	-	(5,887)
Other comprehensive income (loss)	-	-	-	-	-	-	(4,545)	(4,545)
Share-based remuneration	-	-	-	-	-	5,227	-	5,227
Issuance of shares upon exercise of RSUs and options	1,597,500	798,750	-	-	-	-	-	-
Acquisition of treasury shares	(5,452,692)	(2,726,346)	-	-	(14,247)	-	-	(14,247)
As of September 30, 2022	226,436,540	113,218,270	$24	$824,832	$(74,700)	$248,495	$(5,065)	$993,588

For the nine months ended September 30, 2023:

	Number of shares outstanding		Equity attributable to owners of the parent
	Ordinary shares	ADS equivalent	Share capital	Other paid in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity
As of January 1, 2023	178,430,242	89,215,121	$18	$824,832	$(206,514)	$273,263	$(3,385)	$888,213
Net income (loss)	-	-	-	-	-	45,851	-	45,851
Other comprehensive income (loss)	-	-	-	-	-	-	(2,129)	(2,129)
Share-based remuneration, net of tax	-	-	-	-	-	14,046	-	14,046
Issuance of shares upon exercise of RSUs and options	2,137,018	1,068,509	-	-	394	-	-	394
Dividends	-	-	-	-	-	(107,222)	-	(107,222)
Acquisition of treasury shares	(3,222,784)	(1,611,392)	-	-	(19,694)	-	-	(19,694)
As of September 30, 2023	177,344,476	88,672,238	$18	$824,832	$(225,814)	$225,937	$(5,515)	$819,458

Opera Limited
Consolidated Statement of Cash Flows
(In thousands, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2023	2022	2023
Cash flows from operating activities:
Profit (loss) before income taxes	$14,551	$17,054	$3,629	$50,485
Adjustments to reconcile profit (loss) before income taxes to net cash flow:
Share-based payment expense	1,740	3,815	5,227	10,989
Depreciation and amortization	3,438	3,205	10,449	9,940
Impairment of non-financial assets	-	565	-	565
Share of net loss of equity-accounted investees	-	-	6	-
Net finance (income) expense	1,624	(976)	25,122	(7,922)
Other adjustments	(739)	(273)	(1,486)	(65)
Changes in working capital:
Change in trade and other receivables	(4,961)	(4,808)	(10,278)	(2,423)
Change in prepayments	416	(1,279)	967	(1,693)
Change in inventories	(888)	(289)	(1,586)	(638)
Change in trade and other payables	2,260	(407)	2,634	(102)
Change in deferred revenue	(359)	(1,657)	417	2,193
Change in other liabilities	1,048	1,753	(2,112)	170
Income taxes (paid) received	(97)	(470)	133	(4,022)
Net cash flow from (used in) operating activities	18,032	16,233	33,120	57,477
Cash flows from investing activities:
Purchase of equipment	(165)	(741)	(2,758)	(1,279)
Development expenditure	(1,988)	(1,189)	(4,911)	(3,304)
Proceeds from sale of shares in former associates	4,000	-	36,879	-
Net sale (purchase) of listed equity instruments	12,191	-	19,235	23,414
Interest income received	765	840	799	2,273
Net cash flow from (used in) investing activities	14,804	(1,090)	49,245	21,105
Cash flows from financing activities:
Acquisition of treasury shares	(4,379)	(17,230)	(14,247)	(19,694)
Proceeds from exercise of share options	-	-	-	394
Dividends paid	-	(10,832)	-	(23,105)
Interests on loans and borrowings	(42)	(92)	(145)	(243)
Repayment of loans and borrowings	(124)	(46)	(308)	(203)
Payment of lease liabilities	(848)	(884)	(2,884)	(2,943)
Net cash flow from (used in) financing activities	(5,393)	(29,084)	(17,584)	(45,795)
Net change in cash and cash equivalents	27,442	(13,942)	64,781	32,786
Cash and cash equivalents at beginning of period	139,400	98,155	102,876	52,414
Effect of exchange rate changes on cash and cash equivalents	(771)	(709)	(1,586)	(1,696)
Cash and cash equivalents at end of period	$166,071	$83,505	$166,071	$83,505

Opera Limited
Supplemental Financial Information
(In thousands, unaudited)

Revenue

The table below specifies the amounts of the different types of revenue:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2023	2022	2023
Advertising	$49,145	$60,800	$130,680	$163,147
Search	35,368	40,820	101,128	117,464
Technology licensing and other revenue	834	1,019	2,956	3,213
Total revenue	$85,347	$102,639	$234,765	$283,824

Personnel Expenses Including Share-based Remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2023	2022	2023
Personnel expenses, excluding share-based remuneration	$16,146	$17,488	$48,286	$49,747
Share-based remuneration, including related social security costs (1)	1,848	3,222	5,207	12,385
Total personnel expenses including share-based remuneration	$17,994	$20,710	$53,493	$62,133

(1) Kunlun, the ultimate parent of Opera, has made equity grants to employees of Opera as compensation for services these employees provide to Opera. Opera does not have any obligation to settle the awards granted by Kunlun and such grants do not lead to dilution for Opera’s shareholders. Share-based remuneration expense related to awards granted by Kunlun to employees of Opera was nil and $2.0 million for the three months ended September 30, 2022 and 2023, respectively, and nil and $4.8 million for the nine months ended September 30, 2022 and 2023, respectively.

Other Operating Expenses

The table below specifies the nature of other operating expenses:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2023	2022	2023
Hosting	$2,343	$2,580	$6,869	$7,612
Audit, legal and other advisory services	899	1,881	5,390	5,118
Software license fees	579	962	1,542	2,429
Rent and other office expenses	774	810	2,665	2,036
Travel	477	454	1,049	1,324
Other	698	865	2,188	2,455
Total other operating expenses	$5,770	$7,552	$19,703	$20,974

Opera Limited
Reconciliations of Non-IFRS Financial Measures
(In thousands, unaudited)

The table below reconciles net income (loss) to adjusted EBITDA:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2023	2022	2023
Net income (loss)	$9,384	$16,836	$(5,887)	$45,851
Add (deduct):
Income tax expense (benefit)	5,167	218	9,516	4,635
Net finance expense (income)	1,624	(976)	25,122	(7,922)
Share of net loss of equity-accounted investees	-	-	6	-
Depreciation and amortization	3,438	3,205	10,449	9,940
Impairment of non-financial assets	-	565	-	565
Share-based remuneration, including related social security costs	1,848	3,222	5,207	12,385
Non-recurring expenses	-	689	1,208	689
Other operating income	(80)	(8)	(322)	(188)
Adjusted EBITDA	$21,382	$23,752	$45,300	$65,955

The table below reconciles net cash flow from operating activities to free cash flow from operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2023	2022	2023
Net cash flow from operating activities	$18,032	$16,233	$33,120	$57,477
Deduct:
Purchase of equipment	(165)	(741)	(2,758)	(1,279)
Development expenditure	(1,988)	(1,189)	(4,911)	(3,304)
Payment of lease liabilities	(848)	(884)	(2,884)	(2,943)
Free cash flow from operations	$15,031	$13,418	$22,567	$49,951